Filed pursuant to Rule 497(a)
File No. 333-237583
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – 1Q 2021





EAGLE POINT
INCOME COMPANY

MAY 18, 2021

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 25% of its total assets (at the time of investment) in CLO equity securities and related securities and instruments. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. EIC Supplemental Information

5. Selected Market Data





INTRODUCTION TO
EAGLE POINT INCOME COMPANY

EAGLE POINT
INCOME COMPANY



INTRODUCTION TO EIC

Company and Adviser Overview

EAGLE POINT INCOME COMPANY

The Company: Eagle Point Income Company Inc.	
IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective is to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-Rated CLO Debt[1] ▪ Up to 25% of assets may be invested in CLO equity and related securities and investments[2]
Market Capitalization	▪ $94.5 million[3]
Distributions	▪ Monthly distribution of $0.09 per share of common stock beginning in July 2021 (distribution rate of 7.0%)[4] ▪ Increase of 5.88% from previously declared second quarter distribution

The Adviser: Eagle Point Income Management LLC	
History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 34 professionals
Asset Under Management	▪ Approximately $4.4 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Based on shares of common stock outstanding as of March 31, 2021 and the market share price of $15.47 as of April 30, 2021.
4. Based on EIC's closing market price of $15.47 per share on April 30, 2021 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5. As of March 31, 2021 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser.



EIC Highlights

CLO Junior Debt is an Attractive Asset Class	▪ BB-Rated CLO Debt has had a relatively **low historical default rate** of 7 bps per annum[1] ▪ We believe that BB-Rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from increases in interest rates ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 27 of the past 29 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments ▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

1. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 6.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.



Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-Rated CLO Debt was 1.5% (or ~ 7 bps per annum)[2]



1.5%
(20 out of 1,347 tranches)
BB-Rated CLO Debt tranches that did not default
BB-Rated CLO Debt tranches that defaulted



CLO BB versus BB HY Yield[3]

10%
8%
6%
4%
2%
0%
Return Profile
3.4%
8.3%
JP Morgan US High Yield BB YTW
BB CLO YTM

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-Rated CLO debt is a floating rate security that pays interest based on the 3-month LIBOR, plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-Rated CLO Debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).
3. Source: J.P. Morgan, as of April 30, 2021.





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
INCOME COMPANY





Senior Investment Team

Thomas Majewski
Managing Partner
Chairman and
Chief Executive Officer

25 Years in Financial Services

19 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

15 Years in Financial Services

15 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

24 Years in Financial Services

18 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers
- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers



Investment Strategy and Process

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- The Adviser believes that Eagle Point's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ Proactive sourcing and identification of investment opportunities

✓ Methodical investment analysis and due diligence process

✓ Ongoing monitoring and risk management

Goal → **Outperform the CLO market over the long-term**

Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.





CLO MARKET OVERVIEW

EAGLE POINT
INCOME COMPANY

CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the institutional senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]



6% CAGR[3]

2015	2016	2017	2018	2019	2020	YTD 2021
$881	$887	$959	$1,150	$1,198	$1,204	$1,208

U.S. CLO Outstanding[2]



CLOs Oustanding ($B) — CLOs Count (#)

12% CAGR[3]

2015	2016	2017	2018	2019	2020	YTD 2021
$427	$445	$495	$586	$673	$731	$766

Demand for Senior Secured Loans[1,4]



CLOs 64%

Other Investors 36%

1. Source: S&P Capital IQ, as of March 31, 2021.
2. Source: Refinitiv Leveraged Loan Monthly, as of March 31, 2021.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Represents average demand for newly issued leveraged loans from 2016 through March 31, 2021.

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Material of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Borrower Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.
1.   BB-Rated CLO Debt is a floating rate security that pays interest based on 3-month LIBOR plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2.   Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3.   No representation is being made as to the applicability of historical relative recovery rates to future periods.

CLO MARKET OVERVIEW
Positive Loan Market Track Record



From 1992 through 2020, the CSLLI generated positive total returns in 27 of the 29 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Annualized Return: 5.5%[1]

Source: Credit Suisse, as of March 31, 2021. **Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate



Legend: Annual Repayment Rate — Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
YTD 2021	19.8%

23.6% Cumulative Repayments (2008–2009)

Average: 32.2%

Source: S&P LCD, as of March 31, 2021.

CLO MARKET OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans



EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-Rated CLO Debt



CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO Debt
The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.



CLO MARKET OVERVIEW

Key Forms of Credit Enhancement for CLO Debt Investors

CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**
  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)
- **Excess Spread**
  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors
- **Non-Static Structure**
  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





EIC SUPPLEMENTAL INFORMATION

EAGLE POINT
INCOME COMPANY

EIC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	9.53%	9.03%	8.84%	8.94%	9.54%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	$0.27	$0.28	$0.28	$0.33	$0.43
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.05	0.01	(0.00)	0.06	(2.48)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.32	$0.29	$0.28	$0.38	($2.05)
Non-Recurring Losses and Expenses[4]	$0.00	$0.00	$0.00	($0.04)	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.32	$0.29	$0.28	$0.34	($2.05)
Common Share Distributions Paid[5]	$0.24	$0.24	$0.24	$0.24	$0.40
Special Distribution Paid[6]	$0.00	$0.19	$0.19	$0.00	$0.00
Common Share Market Price (period end)	$15.24	$14.41	$13.13	$12.95	$10.70
Net Asset Value (period end)	$16.90	$16.89	$14.84	$14.14	$8.99
$ Premium / (Discount)	($1.66)	($2.48)	($1.71)	($1.19)	$1.71
% Premium / (Discount)	(9.8%)	(14.7%)	(11.5%)	(8.4%)	19.0%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$99.7	$94.4	$81.7	$74.5	$48.5
CLO Equity	21.2	22.0	19.1	17.6	13.0
Cash	0.0	0.0	0.0	0.1	0.0
Receivables and Other Assets	2.2	2.3	2.3	2.3	8.8
Liabilities					
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(19.1)	(14.8)	(11.9)	(7.5)	(15.4)
Payables and Other Liabilities	(0.8)	(0.8)	(0.6)	(0.8)	(0.8)
Net Assets	$103.2	$103.1	$90.6	$86.3	$54.1
Weighted Average of Common Shares for the period	6,106,458	6,106,458	6,106,458	6,073,268	6,018,273
Common Shares Outstanding at end of period	6,106,458	6,106,458	6,106,458	6,106,458	6,018,273

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 2 on page 21 for important information related to weighted average effective yield.
4. Q2 2020 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registrations and "at-the-market" offering program.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
6. Relates to the distribution of excess taxable income over the distributions paid to common shareholders during the 2019 tax year.

EIC SUPPLEMENTAL INFORMATION[1]
Portfolio Detail – Q1 2021



CLO Holdings	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
AGL I Class E Notes	$3,000,000	100.10	$3,003,000	L+7.10%
Ares XLIV Class D Notes	1,500,000	100.00	1,500,000	L+6.55%
Ares XLV Class E Notes	800,000	96.85	774,800	L+6.10%
Barings 2018-IV Class E Notes	750,000	97.30	729,750	L+5.82%
Black Diamond 2016-1 Class D-R Notes	1,050,000	82.75	868,875	L+5.60%
Black Diamond 2017-1 Class D Notes	3,600,000	90.79	3,268,440	L+6.60%
Brigade Battalion XII Class E Notes	3,608,000	97.57	3,520,326	L+6.09%
Carlyle GMS 2017-1 Class D Notes	2,000,000	91.39	1,827,800	L+6.00%
Carlyle GMS 2018-1 Class D Notes	665,000	93.00	618,450	L+5.75%
Carlyle GMS 2018-2 Class D Notes	5,500,000	93.14	5,122,700	L+5.25%
Carlyle GMS 2019-1 Class D Notes	3,125,000	99.00	3,093,750	L+6.70%
CIFC Funding 2015-I Class E-RR Notes	2,600,000	95.48	2,482,480	L+6.00%
CIFC Funding 2018-II Class D Notes	1,025,000	96.49	989,023	L+5.85%
CIFC Funding 2019-V Class D Notes	5,500,000	99.58	5,476,900	L+6.84%
CIFC Funding 2019-VI Class E Notes	3,050,000	100.65	3,069,825	L+7.40%
CSAM Madison Park XXVII Class D Notes	3,050,000	92.75	2,828,875	L+5.00%
CSAM Madison Park XLII Class E Notes	1,500,000	95.04	1,425,600	L+6.05%
DFG Vibrant VI Class E Notes	4,100,000	89.25	3,659,250	L+5.75%
DFG Vibrant VIII Class D Notes	1,750,000	87.64	1,533,700	L+5.75%
First Eagle BSL 2019-1 Class D Notes	5,000,000	98.34	4,917,000	L+7.70%
GSO Cook Park Class E Notes	1,000,000	96.05	960,500	L+5.40%
GSO Reese Park Class E Notes	2,000,000	100.00	2,000,000	L+5.97%
King Street Rockford Tower 2018-2 Class E Notes	4,275,000	96.30	4,116,825	L+6.00%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	97.42	2,922,600	L+6.05%
King Street Rockford Tower 2020-1 Class E Notes	1,600,000	100.52	1,608,320	L+6.90%
LCM XVIII Class E-R Notes	600,000	89.05	534,300	L+5.95%
Marathon XIII Class D Notes	3,500,000	88.83	3,109,050	L+6.98%
Marathon IX Class D Notes	4,050,000	87.11	3,527,955	L+6.05%
MidOcean X Class E Notes	5,000,000	96.08	4,804,000	L+7.44%
MJX Venture 36 Class E Notes	4,000,000	91.41	3,656,400	L+6.92%
Octagon 37 Class D Notes	1,200,000	92.84	1,114,080	L+5.40%
Octagon 38 Class D Notes	3,300,000	94.21	3,108,930	L+5.70%
Octagon 39 Class E Notes	1,550,000	95.80	1,484,900	L+5.75%
Octagon 41 Class E Notes	5,012,500	100.00	5,012,500	L+6.90%
OZLM XXI Class D Notes	4,150,000	88.50	3,672,750	L+5.54%
Palmer Square 2018-1 Class D Notes	1,120,000	95.70	1,071,840	L+5.15%
Prudential Dryden 37 Class ER Notes	500,000	94.70	473,500	L+5.15%
TICP IX Class E Notes	2,500,000	97.50	2,437,500	L+5.60%
York 2 Class E-R Notes	1,605,000	93.55	1,501,478	L+5.65%
Total BB-Rated CLO Debt	$103,135,500	94.85	$97,827,972	
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	$2,000,000	92.67	$1,853,400	L+7.70%
CLO Equity				
CIFC Funding 2019-VI Subordinated Notes	$6,000,000	89.00	$5,176,675	17.94%
CSAM Madison Park XXXVII Subordinated Notes	4,000,000	93.00	3,594,901	23.02%
Marathon XIII Subordinated Notes	5,300,000	54.00	2,800,941	6.85%
MJX Venture 37 Subordinated Notes	5,200,000	65.00	3,278,345	12.18%
Octagon 37 Subordinated Notes	2,125,000	77.50	1,596,737	20.51%
Octagon 43 Income Note	5,750,000	85.00	4,762,285	15.28%
Total CLO Equity	$28,375,000	76.96	$21,209,884	
Total CLO Holdings	$133,510,500		$120,891,256	

1. Source: Schedule of Investments of the Company's March 31, 2021 unaudited financial statements. Rating categories are based on the original securities ratings.
Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

EIC SUPPLEMENTAL INFORMATION[1]
Portfolio Detail – Holdings as of April 2021



CLO Holdings (as of April 30, 2021)	Cash Received During Q2 2021	Cash Received During Q1 2021	OC Test Cushion Senior to the Security[2]
BB-Rated CLO Debt			
AGL I Class E Notes	$55	$56	6.73%
Ares XLV Class E Notes	13	13	4.00%
Barings 2018-IV Class E Notes	11	12	5.00%
Black Diamond 2016-1 Class D-R Notes	15	16	2.95%
Black Diamond 2017-1 Class D Notes	62	62	4.40%
Brigade Battalion XII Class E Notes[3]	N/A	58	6.15%
Carlyle GMS 2017-1 Class D Notes	31	32	3.64%
Carlyle GMS 2018-1 Class D Notes	10	8	3.90%
Carlyle GMS 2018-2 Class D Notes	76	55	4.46%
Carlyle GMS 2019-1 Class D Notes	54	55	5.50%
CIFC Funding 2015-I Class E-RR Notes	40	41	4.95%
CIFC Funding 2018-II Class D Notes	16	16	5.43%
CIFC Funding 2019-V Class D Notes	97	99	6.46%
CIFC Funding 2019-VI Class E Notes	56	61	6.19%
CSAM Madison Park XXVII Class D Notes	40	41	4.79%
CSAM Madison Park XLII Class E Notes	23	23	4.83%
DFG Vibrant VI Class E Notes[3]	N/A	62	2.72%
DFG Vibrant VIII Class D Notes	26	27	2.92%
First Eagle BSL 2019-1 Class D Notes	99	63	6.46%
GSO Cook Park Class E Notes	14	14	4.37%
GSO Reese Park Class E Notes	47	N/A	6.54%
King Street Rockford Tower 2018-2 Class E Notes	67	68	6.32%
King Street Rockford Tower 2019-2 Class E Notes[3]	N/A	49	7.11%
King Street Rockford Tower 2020-1 Class E Notes[4]	N/A	N/A	6.12%
LCM XVIII Class E-R Notes	9	9	2.70%
Marathon IX Class D Notes	64	66	2.20%
Marathon XIII Class D Notes	63	65	2.94%
MidOcean X Class E Notes	94	80	6.26%
Octagon 37 Class D Notes	17	17	3.94%
Octagon 38 Class D Notes	49	50	2.90%
Octagon 39 Class E Notes	23	24	5.15%
Octagon 41 Class E Notes	89	91	3.61%
OZLM XXI Class D Notes	60	61	3.91%
Palmer Square 2018-1 Class D Notes	15	15	5.80%
Prudential Dryden 37 Class ER Notes	7	7	4.22%
TICP IX Class E Notes	36	37	5.38%
MJX Venture 36 Class E Notes	71	N/A	4.32%
York 2 Class E-R Notes	24	24	4.99%
Total BB-Rated CLO Debt	$1,473	$1,478	
B-Rated CLO Debt			
CIFC Funding 2018-IV Class E Notes	$40	40	4.37%
CLO Equity			
CIFC Funding 2019-VI Subordinated Notes	$290	$247	5.18%
CSAM Madison Park XXXVII Subordinated Notes	180	195	3.97%
Marathon XIII Subordinated Notes	203	219	1.69%
MJX Venture 37 Subordinated Notes	209	210	3.22%
Octagon 37 Subordinated Notes	110	100	1.99%
Octagon 43 Income Note	261	235	4.88%
Total CLO Equity	$1,254	$1,206	
Total	$2,767	$2,724	

1. The portfolio level data contained herein is unaudited and derived from the Company's internal records, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts are in thousands. Cash payments reflected are through April 30, 2021.
2. As of April 30, 2021. For BB-rated securities the OC Test reflects the BBB OC Cushion and for all other securities the BB OC Cushion.
3. The Q2 2021 payment date for the security is after April 30, 2021.
4. The security has not yet reached its first payment date as of April 30, 2021.
No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

EIC SUPPLEMENTAL INFORMATION
Portfolio Summary



Summary Statistics[2]

WA Effective Yield on the Portfolio	9.53%
WA Effective Yield on CLO Debt	8.33%
WA Coupon on CLO Debt	L + 6.32%
WA Mark on CLO Debt	94.81%
WA Effective Yield on CLO Equity	14.93%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,291
Largest Exposure to an Individual Obligor	0.92%
Average Individual Loan Obligor Exposure	0.08%
Top 10 Obligors Loan Exposure	6.41%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	98.09%
WA Junior OC Cushion Senior to the Security[5]	4.53%
WA Market Value of Loan Collateral	98.03%
WA Stated Loan Spread	3.51%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.9 years
WA Remaining CLO Reinvestment Period	2.6 years

Asset Type Summary[1]



BB-Rated CLO Debt:
$97.8mm (80.9%)

B-Rated CLO Debt:
$1.9mm (1.5%)

CLO Equity:
$21.2mm (17.5%)

Cash and Borrowing Capacity: $10.9 million[1]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded and therefore totals may not foot. Please see Important Information on page 1.

1. Represents the estimated fair value of investments as of March 31, 2021. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of March 31, 2021. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
2. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of March 31, 2021. The effective yield on the Company's portfolio of investments is estimated based upon the estimated fair market value of the underlying CLO holdings, current projections of the amounts and timing of each investment's recurring distributions (which for CLO debt securities reflects the scheduled coupon payments and for CLO equity securities reflects various assumptions), and the estimated amounts and timing of principal payments (which may differ from the scheduled maturity date of an investment). The weighted average effective yield is calculated based on the amortized current cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on March 31, 2021.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION

Obligor and Industry Exposures



As of March 31, 2021, EIC has exposure to 1,291 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total
Cablevision	0.9%
Asurion	0.9%
Numericable	0.7%
TransDigm	0.7%
CenturyLink	0.6%
American Airlines Inc	0.5%
Virgin Media Investment Holdings	0.5%
Blackstone Mortgage Trust	0.5%
Citadel Securities	0.5%
Peraton	0.5%
Total	**6.2%**

Top 10 Industries of Underlying Obligors[1,2]	% Total
Technology	10.1%
Health Care	9.2%
Publishing	7.4%
Financial Intermediaries	6.2%
Commercial Services & Supplies	5.6%
Telecommunications	5.6%
Lodging & Casinos	4.3%
Diversified Insurance	3.4%
Building & Development	3.4%
Chemicals & Plastics	3.2%
Total	**58.5%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 6.5%.



Only 6.1% of EIC's underlying loan portfolio is scheduled to mature prior to 2024

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	%
2021	0.2%
2022	0.8%
2023	5.1%
2024	17.2%
2025	26.7%
2026	24.0%
2027	17.5%
2028+	8.4%

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of March 31, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2021 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA

EAGLE POINT
INCOME COMPANY

SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2020, this included approximately $162 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.







SELECTED MARKET DATA

Credit Fundamentals

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

16.9%
16.5%
11.1%
(4.9%)
(7.3%)
(11.3%)
(3.2%)
12.9%
5.2%
8.0%
14.5%
13.7%
21.0%
18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
9.3%
6.1%
4.5%
5.7%
4.2%
0.9%
(13.1%)
(2.6%)
2.7%
Revenue Growth % (YoY)
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

7.5%
9.7%
0.1%
(6.8%)
(17.8%)
(15.2%)
9.7%
15.4%
9.4%
15.0%
24.5%
20.2%
19.6%
17.0%
14.8%
9.6%
12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
9.5%
2.7%
1.7%
2.5%
0.0%
(9.5%)
(22.7%)
(1.5%)
4.9%
EBITDA Growth % (YoY)
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2020, this included approximately $162 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
YTD 2021	$15.8	$25.6	$41.4

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of March 31, 2021.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510